Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Hackett, James T.	2. Issuer Name and Ticker or Trading Symbol Devon Energy Corporation (DVN)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) _X_ Director ___ 10% Owner ___ Officer (give title below) ___ Other (specify below)
(Last) (First) (Middle) 1001 Fannin, Suite 1600	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 04/25/2003
(Street) Houston, TX 77002		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transactions (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common	04/25/2003		A		253,627	A	(1)	253,627	D
Common	04/25/2003		A		41,201	A	(2)	41,201	I	(2)
Common	04/25/2003		A		453	A	(3)	453	I	(3)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(Over) SEC 1474 (9-02)
FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	3A. Deemed Execution Date, if any (Month/ Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr.3,4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Option (Right to Buy) SGO-(98)NQ	$28.23	04/25/2003		A		82,800		04/25/2003	09/16/2008	Common	82,800	(4)	82,800	D
Stock Option (Right to Buy) SGO-(95)NQ	$28.23	04/25/2003		A		65,317		04/25/2003	09/16/2008	Common	65,317	(5)	65,317	D
Stock Option (Right to Buy) SGO-(95)NQ	$28.23	04/25/2003		A		10,626		04/25/2003	09/16/2008	Common	10,626	(6)	10,626	D
Stock Option (Right to Buy) OEI-(98)NQ	$16.45	04/25/2003		A		43,869		04/25/2003	03/20/2009	Common	43,869	(7)	43,869	D
Stock Option (Right to Buy) OEI-(99)NQ	$23.55	04/25/2003		A		41,400		04/25/2003	05/25/2009	Common	41,400	(8)	41,400	D
Stock Option (Right to Buy) OEI-(99)NQ	$25.51	04/25/2003		A		31,050		04/25/2003	09/16/2009	Common	31,050	(9)	31,050	D
Stock Option (Right to Buy) OEI-(99)NQ	$17.66	04/25/2003		A		41,400		04/25/2003	01/03/2010	Common	41,400	(10)	41,400	D
Stock Option (Right to Buy) OEI-(99)NQ	$41.36	04/25/2003		A		20,700		04/25/2003	09/17/2010	Common	20,700	(11)	20,700	D
Stock Option (Right to Buy) OEI-(99)NQ	$40.15	04/25/2003		A		43,470		04/24/2003	01/02/2011	Common	43,470	(12)	43,470	D
Stock Option (Right to Buy) OEI-(99)NQ	$47.94	04/25/2003		A		10,350		03/24/2003	07/16/2011	Common	10,350	(13)	10,350	D
Stock Option (Right to Buy) OEI-(99)ISO	$45.07	04/25/2003		A		6,655		04/25/2003	01/02/2012	Common	6,655	(14)	6,655	D
Stock Option (Right to Buy) OEI-(99)NQ	$45.07	04/25/2003		A		96,844		04/25/2003	01/02/2012	Common	96,844	(15)	96,844	D
Stock Option (Right to Buy) OEI-(01)NQ	$49.03	04/25/2003		D		83,421		04/25/2003	01/02/2013	Common	83,421	(16)	83,421	D
Explanation of Responses:

(1) Received in exchange for 612,628 shares (including 1,302 shares acquired during 2002 as a participant in the OEI Employee Stock Purchase Plan) of Ocean Energy, Inc. ("OEI") Common Stock in connection with the merger of OEI into Devon Energy Corporation ("DVN") (the "Merger"). On the effective date of the Merger, the closing price of DVN Common Stock was $48.65 per share, and the exchange rate was 0.414 shares of DVN Common Stock for each share of OEI Common Stock.

(2) Represents share interest received in exchange for a 99,520 share interest held in the OEI Supplemental Benefit Plan as of April 25, 2003 in connection with the Merger. On the effective date of the Merger, the closing price of DVN Common Stock was $48.65 per share, and the exchange rate was 0.414 shares of DVN Common Stock for each share of OEI Common Stock.

(3) Represents share interest received in exchange for a 1,095 share interest held in the Ocean Retirement Savings Plan as of April 25, 2003 in connection with the Merger. On the effective date of the Merger, the closing price of DVN Common Stock was $48.65 per share, and the exchange rate was 0.414 shares of DVN Common Stock for each share of OEI Common Stock.

(4) Received in the Merger in exchange for a Non-Qualified Stock Option to acquire 200,000 shares of OEI Common Stock for $11.6875 per share.

(5) Received in the Merger in exchange for a Non-Qualified Stock Option to acquire 157,772 shares of OEI Common Stock for $11.6875 per share.

(6) Received in the Merger in exchange for a Non-Qualified Stock Option to acquire 25,668 shares of OEI Common Stock for $11.6875 per share.

(7) Received in the Merger in exchange for a Non-Qualified Stock Option to acquire 105,966 shares of OEI Common Stock for $6.8125 per share.

(8) Received in the Merger in exchange for a Non-Qualified Stock Option to acquire 100,000 shares of OEI Common Stock for $9.75 per share.

(9) Received in the Merger in exchange for a Non-Qualified Stock Option to acquire 75,000 shares of OEI Common Stock for $10.5625 per share.

(10) Received in the Merger in exchange for a Non-Qualified Stock Option to acquire 100,000 shares of OEI Common Stock for $7.3125 per share.

(11) Received in the Merger in exchange for a Non-Qualified Stock Option to acquire 50,000 shares of OEI Common Stock for $17.1250 per share.

(12) Received in the Merger in exchange for a Non-Qualified Stock Option to acquire 105,000 shares of OEI Common Stock for $16.6250 per share.

(13) Received in the Merger in exchange for a Non-Qualified Stock Option to acquire 25,000 shares of OEI Common Stock for $19.85 per share.

(14) Received in the Merger in exchange for a Non-Qualified Stock Option to acquire 16,077 shares of OEI Common Stock for $18.66 per share.

(15) Received in the Merger in exchange for a Non-Qualified Stock Option to acquire 233,923 shares of OEI Common Stock for $18.66 per share.

(16) Received in the Merger in exchange for a Non-Qualified Stock Option to acquire 201,500 shares of OEI Common Stock for $20.30 per share.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Janice A. Dobbs **Signature of Reporting Person Attorney-in-Fact for James T. Hackett	04/29/2003 Date
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